

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2011

Via E-mail
Joseph J. Wallace
Chief Financial Officer
Collectors Universe, Inc.
1921 E. Alton Avenue
Santa Ana, California 92705

      Re: **Collectors Universe, Inc.**
             Form 10-K for Fiscal Year Ended June 30, 2010
             Filed September 8, 2010
             Definitive Proxy Statement on Schedule 14A
             Filed October 7, 2010
             File No. 1-34240

Dear Mr. Wallace:

      We have completed our review of your filings and do not have any further comments at this time.

                         Sincerely,

                         /s/ William H. Thompson

                         William Thompson
                         Accounting Branch Chief